Exhibit 12

HCC Insurance Holdings, Inc. and Subsidiaries

Statement of Ratios

(unaudited, in thousands except ratios)

	Three months ended March 31,
	2013	2012
Net loss ratio
Loss and loss adjustment expense, net	$332,697	$328,928
Net earned premium	561,186	547,141
Net loss ratio (1)	59.3%	60.1%
(Net loss ratio = incurred loss and loss adjustment expense divided by net earned premium)

Expense ratio (2)
Segment underwriting expense (3)	$138,167	$137,680
Segment revenue (4)	564,729	541,592
Expense ratio	24.5%	25.4%
(Expense ratio = segment underwriting expense divided by segment revenue)

Combined ratio (2)	83.8%	85.5%
(Combined ratio = net loss ratio plus expense ratio)

Accident year net loss ratio
Loss and loss adjustment expense, net	$332,697	$328,928
Add: Favorable (adverse) development	-	-

Accident year net loss and loss adjustment expense	$332,697	$328,928

Net earned premium	$561,186	$547,141
Add: (Increase) decrease related to prior year reinstatement premium	-	-

Accident year net earned premium	$561,186	$547,141

Accident year net loss ratio	59.3%	60.1%
(Accident year net loss ratio = accident year net loss and loss adjustment expense divided by accident year net earned premium)

(1)	Calculated for our insurance companies using financial data reported in accordance with generally accepted accounting principles.
(2)	The 2012 expense ratio and combined ratio have been adjusted to reflect change in Exited Lines in 2012. See Note 10, “Segments” to the Consolidated Financial Statements.
(3)	Sum of Other Expense for each of our insurance segments.
(4)	Sum of Segment Revenue for each of our insurance segments.

HCC Insurance Holdings, Inc. and Subsidiaries

Statement of Ratios

(unaudited, in thousands except ratios)

	Three months ended March 31,
	2013	2012
Net paid loss ratio
Losses paid, net of reinsurance	$299,529	$344,522
Net earned premium	561,186	547,141
Net paid loss ratio	53.4%	63.0%
(Net paid loss ratio = losses paid, net of reinsurance, divided by net earned premium)

Ratio of earnings to fixed charges
Interest factor of rent expense (5)	$1,250	$1,312
Interest expense	6,471	6,909
Capitalized interest	-	13

Total fixed charges	$7,721	$8,234

Earnings before income tax expense	$151,396	$116,960
Interest factor of rent expense (5)	1,250	1,312
Interest expense	6,471	6,909

Earnings per calculation	$159,117	$125,181

Ratio of earnings to fixed charges (6)	20.61	15.20

(5)	Estimated to be 33% of total rent expense.
(6)	Earnings per calculation divided by total fixed charges.